UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-21432

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

Part I. Registrant Information

Full name of registrant Auspex Systems, Inc.

Former name if applicable N/A

Address of principal executive office (Street and number) 2800 Scott Boulevard

City, State and Zip Code Santa Clara, CA 95050

Part II. Rule 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐      (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

            State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to complete the preparation and review of the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (the “Form 10-Q”) by the prescribed due date of May 15, 2003. On April 22, 2003 the Registrant filed a voluntary petition under the provisions of Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of California, San Jose Division (case no. 03-52596-mm11). The filing of the voluntary petition under the provisions of Chapter 11 and the Registrant’s associated significant reduction in personnel has limited the resources available to the Registrant to prepare its periodic reports. As a result of the foregoing, the Registrant requires additional time to prepare and review the financial results from the most recent fiscal period and to prepare the Form 10-Q. At this time, the Registrant can not accurately predict when and if the Form 10-Q will be filed.

Part IV. Other Information

           (1)  Name and telephone number of person to contact in regard to this notification.

Peter Simpson	(408) 566-2000
(Name)	(Area Code)(Telephone number)

           (2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

           (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in the results of operations from the corresponding period for its last fiscal year. As previously explained in Part III above, the Registrant is unable to complete the preparation of the financial results for the quarterly period ended March 31, 2003. Until such results are prepared and completed, Registrant cannot make accurate quantitative comparisons for those periods.

Auspex Systems, Inc.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 7, 2003	By: Name: Title:	/s/ Peter Simpson Peter Simpson Chief Financial Officer

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